Exhibit 99.1

Stratasys Releases First Quarter 2023 Financial Results

●	Revenue of $149.4 million, 2.6% lower versus first quarter 2022 at constant currency and adjusted for divestitures

●	Highest consumables quarter in Company’s history, grew 7.8% over prior year quarter at constant currency and adjusted for divestitures

●	GAAP net loss of $22.2 million, or $0.33 per diluted share, and non-GAAP net income of $1.1 million, or $0.02 per diluted share

●	Seventh straight quarter of adjusted profitability

●	Increasing 2023 revenue outlook and reiterating operational cash flow generation

●	Introducing medium-term expectations

MINNEAPOLIS & REHOVOT, Israel - (BUSINESS WIRE) - May 16, 2023 - Stratasys Ltd. (Nasdaq: SSYS), a leader in polymer 3D printing solutions, today announced financial results for the first quarter 2023.

First Quarter 2023 Financial Results Compared to First Quarter 2022:

●	Revenue of $149.4 million, 8.6% lower versus first quarter 2022.

●	GAAP gross margin of 43.8%, compared to 42.6%.

●	Non-GAAP gross margin of 47.3%, compared to 47.3%.

●	GAAP operating loss of $16.8 million, compared to an operating loss of $19.6 million.

●	Non-GAAP operating income of $1.5 million, compared to non-GAAP operating income of $2.0 million.

●	GAAP net loss of $22.2 million, or $0.33 per diluted share, compared to a net loss of $20.9 million, or $0.32 per diluted share.

●	Non-GAAP net income of $1.1 million, or $0.02 per diluted share, compared to non-GAAP net income of $1.2 million, or $0.02 per diluted share.

●	Adjusted EBITDA of $7.0 million, compared to $8.1 million.

●	Planned inventory spending resulted in cash used in operations of $17.9 million, compared to cash used in operations of $16.1 million in the year-ago quarter.

Dr. Yoav Zeif, Stratasys’ Chief Executive Officer stated, “Stratasys continues to execute our winning strategy, driven by our broad, global, diverse set of systems, materials, and software solutions. Utilization of our systems is growing, resulting in our highest ever quarter for recurring revenues from both consumables and customer service, even as clients’ capital budgets remain constrained. Our margin profile remains strong, and we delivered our seventh consecutive quarter of positive adjusted earnings per share, demonstrating the resiliency of our business model.”

Dr. Zeif continued, “Engagement with our customers across our entire suite of existing and new technologies remains robust, and we were excited to introduce transformative new dental hardware and materials offerings that will stimulate meaningful future growth. We expect the recently closed addition of Covestro’s Additive Manufacturing business to expand our leading position in higher-margin consumables offerings and significantly increase our recurring stream of revenue. Supported by our strong balance sheet, we continue to make the investments to drive disruptive innovation, such as our partnership with CollPlant to transform regenerative medicine. We expect to deliver outsized growth and industry share gains when macroeconomic headwinds subside and the additive manufacturing industry expands.”

2023 Financial Outlook:

Based on current market conditions and assuming that the impacts of global inflationary pressures, interest rate hikes and supply chain costs do not impede economic activity further, the Company is raising its revenue guidance and reiterating the remainder of its outlook for 2023:

●	Full year revenue of $630 million to $670 million.

●	Sequential quarterly revenue growth, notably higher in the second half.

●	Based on current logistics and materials costs, full year gross margins of 48.0% to 49.0%, with a majority of the year-over-year improvement in the second half of 2023.

●	Full year-operating expenses in the range of $290 million to $300 million.

●	Full year non-GAAP operating margins in a range of 2.5% to 3.5%, with improving profitable contribution through the year.

●	GAAP net loss of $78 million to $57 million, or ($1.12) to ($0.83) per diluted share.

●	Non-GAAP net income of $9 million to $17 million, or $0.12 to $0.24 per diluted share.

●	Adjusted EBITDA of $35 million to $50 million.

●	Capital expenditures of $20 million to $25 million.

2023 non-GAAP earnings guidance excludes $30 million to $32 million of projected amortization of intangible assets, $28 million to $30 million of share-based compensation expense, and reorganization and other expenses of $15 million to $22 million. 2023 non-GAAP guidance includes tax adjustments of $2 million to $3 million on the above non-GAAP items.

Medium Term Financial Forecast:

In addition, the Company is providing the following forecast for key annual financial metrics:

●	2024 gross margin above 50% and positive free cash flow.

●	2026 revenues to grow organically to greater than $1 billion, with adjusted EBITDA margin over 15%.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Stratasys Ltd. First Quarter 2023 Webcast and Conference Call Details

The Company plans to webcast its conference call to discuss its first quarter 2023 financial results on Tuesday, May 16, 2023, at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=f4rFQOPp

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2023 and beyond, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions, potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 3, 2023 (the “2022 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2022 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2023, which will be furnished to the SEC throughout 2023, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd

CCO, VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)

	March 31,	December 31,
	2023	2022
ASSETS

Current assets
Cash and cash equivalents	$209,139	$150,470
Short-term deposits	78,448	177,367
Accounts receivable, net of allowance for credit losses of $0.8 million and $0.9 million as of March 31, 2023 and December 31, 2022	144,519	144,739
Inventories	201,997	194,054
Prepaid expenses	8,466	5,767
Other current assets	22,468	27,823
Total current assets	665,037	700,220

Non-current assets
Property, plant and equipment, net	196,986	195,063
Goodwill	69,735	64,953
Other intangible assets, net	129,756	121,402
Operating lease right-of-use assets	16,884	18,122
Long-term investments	140,621	141,610
Other non-current assets	18,076	18,420
Total non-current assets	572,058	559,570

Total assets	$1,237,095	$1,259,790

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$54,834	$72,921
Accrued expenses and other current liabilities	49,554	45,912
Accrued compensation and related benefits	37,261	34,432
Deferred revenues - short term	53,774	50,220
Operating lease liabilities - short term	6,724	7,169
Total current liabilities	202,147	210,654

Non-current liabilities
Deferred revenues - long term	25,439	25,214
Deferred income taxes - long term	7,075	5,638
Operating lease liabilities - long term	9,880	10,670
Contingent consideration - long term	24,222	23,707
Other non-current liabilities	23,869	24,475
Total non-current liabilities	90,485	89,704

Total liabilities	292,632	300,358

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 68,103 thousands shares and 67,086 thousands shares issued and outstanding at March 31, 2023 and December 31, 2022, respectively	190	187
Additional paid-in capital	3,057,157	3,048,915
Accumulated other comprehensive loss	(13,808)	(12,818)
Accumulated deficit	(2,099,076)	(2,076,852)
	944,463	959,432

Total liabilities and equity	$1,237,095	$1,259,790

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended March 31,
	2023	2022
	(unaudited)	(unaudited)
Net sales
Products	$100,971	$113,073
Services	48,406	50,356
	149,377	163,429

Cost of revenues
Products	51,113	59,373
Services	32,869	34,379
	83,982	93,752
Gross profit	65,395	69,677

Operating expenses
Research and development, net	21,475	23,998
Selling, general and administrative	60,717	65,263
	82,192	89,261
Operating loss	(16,797)	(19,584)

Financial income (expenses), net	773	(1,362)

Loss before income taxes	(16,024)	(20,946)

Income tax benefit (expenses)	(3,775)	73

Share in losses of associated companies	(2,425)	(75)

Net loss	$(22,224)	$(20,948)

Net loss per share
Basic	$(0.33)	$(0.32)
Diluted	$(0.33)	$(0.32)

Weighted average ordinary shares outstanding
Basic	67,583	65,721
Diluted	67,583	65,721

	Three Months Ended March 31,
	2023	Non-GAAP	2023	2022	Non-GAAP	2022
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	U.S. dollars and shares in thousands (except per share amounts)
Gross profit (1)	$65,395	$5,299	$70,694	$69,677	$7,689	$77,366
Operating income (loss) (1,2)	(16,797)	18,315	1,518	(19,584)	21,607	$2,023
Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(22,224)	23,306	1,082	(20,948)	22,158	$1,210
Net income (loss) per diluted share (4)	$(0.33)	$0.35	$0.02	$(0.32)	$0.34	$0.02

(1)	Acquired intangible assets amortization expense		4,001			6,966
	Non-cash stock-based compensation expense		932			900
	Restructuring and other related costs		366			(177)
			5,299			7,689

(2)	Acquired intangible assets amortization expense		2,194			2,225
	Non-cash stock-based compensation expense		7,308			7,633
	Restructuring and other related costs		1,798			555
	Revaluation of investments		580			1,061
	Contingent consideration		265			207
	Other expenses		871			2,237
			13,016			13,918
			18,315			21,607

(3)	Corresponding tax effect		3,038			145
	Equity method related amortization		1,490			-
	Finance expenses		463			406
			4,991			551

			$23,306			$22,158

(4)	Weighted average number of ordinary shares outstanding- Diluted	67,583		68,080	65,721		67,060